Filed by Goldman Sachs Middle Market Lending Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Goldman Sachs Middle Market Lending Corp.

Commission File No. 000-55746

June 2020

Goldman Sachs BDC, Inc. and Goldman Sachs Middle Market Lending Corp. Announce Amended and Restated Merger Agreement

MMLC Exit Event Update FAQ

Background

Goldman Sachs Middle Market Lending Corp. (“MMLC”) was formed in 2016 and began investing capital in January 2017. Following the successful deployment of its capital, the Board of Directors of MMLC (the “MMLC Board”) formed a special committee consisting of independent directors of the MMLC Board (the “MMLC Special Committee”) to evaluate a potential exit event for MMLC stockholders, including (1) a listing of its shares of common stock on a national securities exchange, including in connection with an initial public offering, (2) a merger with another entity, including an affiliated company or (3) the sale of all or substantially all of its assets.

As part of this evaluation, the MMLC Special Committee hired Morgan Stanley & Co. LLC to serve as its financial advisor. Following careful analysis, upon the recommendation of the MMLC Special Committee, the MMLC Board determined that a merger with Goldman Sachs BDC, Inc. (“GSBD”) would be in the best interests of MMLC stockholders.

GSBD and MMLC previously announced that they had entered into an Agreement and Plan of Merger dated as of December 9, 2019 (the “Original Merger Agreement”).

On June 11, 2020, GSBD and MMLC announced that they had amended and restated the Original Merger Agreement (the “Amended Merger Agreement”). The Amended Merger Agreement has been unanimously approved by the Boards of Directors of both companies.

GSBD/MMLC Merger

Set forth below are answers to frequently asked questions in connection with the proposed amended merger of GSBD and MMLC pursuant to the Amended Merger Agreement (the “Merger”). The questions and answers below highlight only selected information in connection with the Merger. They do not contain all of the information that may be important to you. Please refer to the Amended Merger Agreement, which is filed as Exhibit 2.1 to each of GSBD’s and MMLC’s Form 8-Ks, filed with the Securities and Exchange Commission on June 11, 2020, for additional information. In addition, an amendment to the preliminary joint proxy statement, dated as of January 8, 2020, will be filed with the SEC in the coming weeks with additional information on how to vote on the Merger.

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FAQ	June 2020

MERGER QUESTIONS

1.	Why are the terms of the Merger being amended?

In order to comply with provisions of the Investment Company Act of 1940 which require that a merger of affiliated business development companies not result in dilution to either party, the Original Merger Agreement contained a closing condition whose satisfaction was dependent on the trading price of GSBD’s common stock. Heightened volatility in the current market precipitated by the COVID-19 pandemic has created uncertainty as to whether this condition can be met. The Amended Merger Agreement eliminates this closing condition while still ensuring that the transaction would not result in dilution to either party.

2.	What are the key changes from the original merger terms?

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The consideration has been changed from a fixed exchange ratio to a “net asset value for net asset value” exchange. Based on this change, the exchange ratio will be determined at closing such that shares issued by GSBD to MMLC shareholders will result in an ownership split of the combined company based on each of GSBD’s and MMLC’s respective net asset values. Based on March 31, 2020 net asset values and pro forma for the MMLC distributions, transaction costs and the repayment of MMLC’s revolving credit facility described below, GSBD would issue approximately 1.0656 shares for each MMLC share outstanding. The total share consideration to MMLC shareholders would represent a 17% premium to the pro forma MMLC net asset value, based on the closing market price of GSBD as of June 10, 2020.

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The variable cap on GSAM’s incentive fees (the “Variable Incentive Fee Cap”) has been extended for an additional year, through the end of 2021. The Variable Incentive Fee Cap provides that incentive fees payable to GSAM will be reduced if net investment income (”NII”) would be less than $0.48 per share without implementation of the incentive fee cap.

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Upon closing the transaction, GSAM has agreed to reimburse GSBD and MMLC for all fees and expenses incurred and payable by GSBD or MMLC or on their behalf in connection with the transaction, subject to a cap of $4 million with respect to each of GSBD and MMLC.

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Prior to closing the Merger, MMLC’s board of directors will declare a $75 million distribution to MMLC shareholders relating to the pre-closing period. This distribution is an amount equal to approximately 8.1% of MMLC’s March 31, 2020 net asset value.

3.	What are the total expected cash distributions to MMLC shareholders in 2020?

Inclusive of the $23.2 million distribution that was paid on April 30, 2020, and assuming the transaction closes in 2020, total distributions would be $98.2 million, or approximately 10.7% of net asset value. In addition, MMLC shareholders would receive any Q4 distribution paid by the combined company.

4.	What impact will a change in the market price of GSBD stock price have on the Merger Consideration to be received by MMLC stockholders?

Under the “NAV for NAV” exchange mechanism, the shares issued by GSBD to MMLC shareholders will result in an ownership split of the combined company based on each of GSBD’s and MMLC’s respective net asset values. Changes in the market price of the GSBD stock price will therefore have no impact on the exchange ratio. However, the total value of the consideration received by MMLC stockholders will be the product of the shares received in the exchange, and the price of GSBD stock.

5.	What are the primary benefits of the Merger to MMLC stockholders?

The MMLC Board and the MMLC Special Committee weighed various benefits and risks, both with respect to the immediate effects of the Merger on MMLC and its stockholders and with respect to the potential benefits that could be experienced by the combined company after the Merger. These potential benefits include, among others:

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Access to liquidity. The Merger contemplates that shares of MMLC will be exchanged for shares of GSBD, subject to staggered lock-up periods such that 1/3rd of the shares will be released on each of 90, 180 and 270 days following the close of the transaction. While liquidity is always a valued attribute of an investment, we know that many investors are particularly focused on the liquidity profile of their investment portfolio at this time of heightened financial uncertainty. We continue to consider all options to create liquidity for our investors, but at this time we believe that the Merger still presents the most direct, value maximizing path to achieving liquidity for MMLC’s investors.

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FAQ	June 2020

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Benefits of scale, including improved access to diversified financing sources that a larger, public company provides. Access to diversified funding sources takes on an even greater importance in times of financial market volatility. The combination would increase the size of MMLC, and is expected to result in benefits of scale, including improved access to diversified funding sources. While standalone MMLC is a finite life company without a credit rating from a nationally recognized credit rating agency, the combined company has permanent equity capital and an investment grade credit rating. The combined company would have better access to the unsecured institutional debt market, which would improve financial flexibility by allowing the company to borrow without pledging its assets as collateral. Pursuant to the transaction, MMLC’s existing credit facility will be refinanced by a new facility with a lower cost and longer maturity.

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Distribution per share accretion. Based on GSBD’s regular quarterly distribution of $0.45 per share, the Merger may result in a higher distribution yield at book value as compared to MMLC’s regular quarterly distribution of $0.43 per share.

6.	What are the benefits of the Merger to GSBD stockholders?

The Board of Directors of GSBD (the “GSBD Board”) formed a special committee consisting of independent directors of the GSBD Board (the “GSBD Special Committee”) to evaluate a potential merger with GSBD. As part of this evaluation, the GSBD Special Committee hired BofA Securities, Inc. to serve as its financial advisor. Following careful analysis, upon the recommendation of the GSBD Special Committee, the GSBD Board determined that a merger with MMLC would be in the best interests of GSBD.

The GSBD Board and the GSBD Special Committee weighed various benefits and risks, both with respect to the immediate effects of the Merger on GSBD and its stockholders and with respect to the potential benefits that could be experienced by the combined company after the Merger. These potential benefits include, among others:

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Expected to be Accretive to Short and Long-Term NII: GSAM expects the merger to be accretive to GSBD’s net investment income per share both in the short and long-term, reflecting a variable incentive fee cap through 2021 described below, as well as anticipated optimization of the combined company’s capitalization following the close of the transaction.

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Benefits of Scale: The combination more than doubles the size of GSBD, and is expected to result in benefits of scale, including improved access to diversified funding sources, cost synergies and greater trading liquidity.

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Improved Balance Sheet: GSBD’s debt to equity ratio is expected to decline, creating more capacity to deploy capital into today’s attractive investment environment while adding a greater margin of safety to maintain investment grade (“IG”) credit rating and comply with regulatory and contractual leverage ratios.

7.	What approvals are required for the Merger to be completed, and what is the expected timing of such approvals?

Consummation of the Merger is subject to certain closing conditions, including receipt of approval from each of the MMLC and GSBD stockholders, regulatory approval and other closing conditions.

The Merger is currently anticipated to close during Q4 2020, subject to the satisfaction of certain closing conditions.

8.	If I am a MMLC stockholder, when will shares of GSBD be delivered?

MMLC stockholders will receive shares of GSBD upon closing of the Merger. GSBD shares issued in the Merger will be subject to a lock-up provision whereby 1/3rd of the shares will become transferrable on each of 90, 180 and 270 days following the closing of the Merger.

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FAQ	June 2020

9.	Is the Merger expected to be taxable to MMLC stockholders?

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Goldman Sachs does not provide legal, tax or accounting advice. Each prospective investor should obtain independent tax advice based on its particular situation.

SPECIAL MEETING QUESTIONS

1.	If I am a MMLC stockholder, when and how do I vote?

MMLC will host a special meeting of MMLC stockholders to be held at a future date (the “MMLC Special Meeting”). At the MMLC Special Meeting, MMLC stockholders will be asked to adopt the Merger Agreement (the “Merger Proposal”). In connection with the MMLC Special Meeting, a joint proxy statement / prospectus will be mailed to MMLC stockholders. These documents, including proxy instructions and voting instructions, will be provided at a future date. GSAM estimates these documents will be mailed to stockholders in the next few weeks.

2.	Other than the Merger Proposal, will any other items be considered and voted on at the MMLC Special Meeting?

At the MMLC Special Meeting, in addition to the Merger Proposal, MMLC stockholders will be asked to approve GSBD’s amended and restated certificate of incorporation (the “Charter Amendment”) which will include the lock-up provision whereby 1/3rd of the shares of GSBD common stock received by MMLC stockholders in the Merger will become transferrable on each of 90, 180 and 270 days following the closing of the Merger (the “Charter Amendment Proposal” and together with the Merger Proposal, the “MMLC Proposals”). Both of these proposals are conditioned on each other in order for the Merger Proposal to be approved by MMLC.

3.	What vote is required by MMLC stockholders to approve the MMLC Proposals?

Approval of the Merger Proposal requires the affirmative vote of both (i) the holders of a majority of the outstanding shares of MMLC common stock entitled to vote at the MMLC Special Meeting, and (ii) the holders of a majority of the outstanding shares of MMLC common stock not held by GSAM or its affiliates.

Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of MMLC common stock entitled to vote at the MMLC Special Meeting.

4.	What will happen if the MMLC Proposals are not approved by the required vote?

If the MMLC Proposals are not approved by the MMLC stockholders by the required vote, then the Merger will not close. MMLC would continue to operate in accordance with its existing agreements. MMLC’s investment period ended on March 29, 2020 and thus MMLC has begun to recycle any principal received upon the disposition of its investment portfolio into new investments.

If MMLC has not consummated an exit event by September 29, 2023, the MMLC Board (to the extent consistent with its fiduciary duties and subject to any necessary stockholder approvals and applicable requirements of the Investment Company Act and the Code) will meet to consider MMLC’s potential wind down and/or liquidation and dissolution.

The MMLC Proposals, in addition to other Merger-related proposals, are also subject to GSBD stockholder approval.

Please refer to the Merger Agreement, which is filed as Exhibit 2.1 to each of GSBD’s and MMLC’s Form 8-Ks, filed with the Securities and Exchange Commission on June 11, 2020, for additional information.

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FAQ	June 2020

ABOUT GOLDMAN SACHS BDC, INC.

Goldman Sachs BDC, Inc. is a specialty finance company that has elected to be regulated as a business development company under the Investment Company Act of 1940. GSBD was formed by The Goldman Sachs Group, Inc. (“Goldman Sachs”) to invest primarily in middle-market companies in the United States, and is externally managed by GSAM, an SEC-registered investment adviser and a wholly-owned subsidiary of Goldman Sachs. GSBD seeks to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien debt, unitranche loans, including last out portions of such loans, and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments. For more information, visit www.goldmansachsbdc.com. Information on the website is not incorporated by reference into this press release and is provided merely for convenience.

ABOUT GOLDMAN SACHS MIDDLE MARKET LENDING CORP.

Goldman Sachs Middle Market Lending Corp. is a specialty finance company that has elected to be regulated as a business development company under the Investment Company Act of 1940. MMLC was formed by Goldman Sachs to invest primarily in middle-market companies in the United States, and is externally managed by GSAM, an SEC-registered investment adviser and a wholly-owned subsidiary of Goldman Sachs. MMLC seeks to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien debt, unitranche loans, including last out portions of such loans, and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “target,” “estimate,” “intend,” “continue,” or “believe” or the negatives thereof or other variations thereon or comparable terminology. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. These statements represent GSBD’s or MMLC’s belief regarding future events that, by their nature, are uncertain and outside of GSBD’s or MMLC’s control. There are likely to be events in the future, however, that we are not able to predict accurately or control. Any forward-looking statement made by us in this press release speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ, possibly materially from our expectations, include, but are not limited to, the ability of the parties to consummate the merger on the expected timeline, or at all, failure of GSBD or MMLC to obtain the requisite stockholder approval for the Proposals (as defined below) as set forth in the Proxy Statement (as defined below), the ability to realize the anticipated benefits of the merger, effects of disruption on the business of GSBD and MMLC from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of GSBD’s common stock on the New York Stock Exchange, the combined company’s plans, expectations, objectives and intentions as a result of the merger, any decision by MMLC to pursue continued operations, any termination of the Merger Agreement, future operating results of GSBD or MMLC, the business prospects of GSBD and MMLC and the prospects of their portfolio companies, actual and potential conflicts of interests with GSAM and other affiliates of Goldman Sachs, general economic and political trends and other factors, the dependence of GSBD’s and MMLC’s future success on the general economy and its effect on the industries in which they invest, future changes in laws or regulations and interpretations thereof, and the risks, uncertainties and other factors we identify in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in filings we make with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement, when such documents become available, and it is not possible for us to predict or identify all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GSBD and MMLC, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GSBD and MMLC intend to file relevant materials with the SEC, including an amendment to its registration statement on Form N-14, which will include a joint proxy statement of GSBD and MMLC and a prospectus of GSBD (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GSBD AND MMLC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL

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FAQ	June 2020

CONTAIN IMPORTANT INFORMATION ABOUT GSBD, MMLC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GSBD, from GSBD’s website at http://www.GoldmanSachsBDC.com.

Participants in the Solicitation

GSBD and MMLC and their respective directors, executive officers and certain other members of management and employees of GSAM and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GSBD and MMLC in connection with the Proposals. Information about the directors and executive officers of GSBD is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on May 12, 2020. Information about the directors and executive officers of MMLC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 27, 2020 and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on September 11, 2019. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GSBD and MMLC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

Goldman Sachs BDC, Inc.

Investor Contact: Florina Mendez, 917-343-7823

Media Contact: Patrick Scanlan, 212-902-6164

Source: Goldman Sachs BDC, Inc.

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